                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                                 PRESSTEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 741113  10  4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Russell H. Harbaugh, Jr.
                         1300 Williams Center Tower I
                             One West Third Street
                                Tulsa, OK 74103
                                (918) 584-1978
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                     July 7, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 741113 10 4                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHARLES C. KILLIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          67,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,511,400
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          67,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,511,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,578,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------                                  ---------------------
  CUSIP NO. 741113 10 4                                     PAGE 3 OF 6 PAGES
------------------------                                  ---------------------


                          Item 1. Security and Issuer
                          ---------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share of Presstek, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 8 Commercial Street, Hudson, New Hampshire 03051.


                        Item 2. Identity and Background
                        -------------------------------

     (a)  Name:   Charles C. Killin

     (b)  Business Address:  15 East 5th Street, Suite 3700
                             Tulsa, OK 74103

     (c) Present Principal Occupation: Mr. Killin is an attorney associated with the law firm Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.

     (d) Mr. Killin has not, during the last five years, been convicted in a criminal proceeding.

     (e) Mr. Killin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.


           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     This Schedule 13D covers 1,511,400 shares of Common Stock held by Mr. Killin as a Co-Executor of the estate of John T. Oxley (the "Oxley Estate") and 67,000 shares of Common Stock held by Mr. Killin as the Trustee of the Mary Jane Tritsch Trust dated September 3, 1952 (the "Tritsch Trust").

     The shares of Common Stock currently held in the Oxley Estate were previously reported on the Schedule 13D of John T. Oxley, as amended from time to time. The shares of Common Stock currently held in the Tritsch Trust were previously reported on the Schedule 13D of Mr. Killin.

                        Item 4. Purpose of Transaction
                        ------------------------------

     The shares of Common Stock reported to be owned by Mr. Killin have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Killin does not have any present intentions or plans which relate to or would result in:

                                 SCHEDULE 13D
 -----------------------                                  ---------------------
  CUSIP NO. 741113 10 4                                     PAGE 4 OF 6 PAGES
 -----------------------                                  ---------------------

     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

     (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) Any action similar to those enumerated above.


                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

     (a) By reason of his serving as a Co-Executor of the Oxley Estate and as sole Trustee of the Tritsch Trust, Mr. Killin may be deemed to be the beneficial owner of 1,578,400 shares of Common Stock of the Company, representing approximately 4.9% of the outstanding shares of Common Stock (based on 32,275,551 shares of Common Stock being outstanding as of November 6, 1998). Pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Killin disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate.

     (b) Mr. Killin has sole voting power and sole dispositive power with respect to the 67,000 shares held by the Tritsch Trust. Mr. Killin has shared voting power and shared dispositive power with respect to the 1,511,400 shares held by the Oxley Estate. With respect to the shares held by the Oxley Estate, Mr. Killin shares voting and dispositive powers with John C. Oxley

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 741113 10 4                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------


     and Thomas E. Oxley. Certain information with respect to John Oxley and Thomas Oxley is set forth below:

          (1)  John C. Oxley
               -------------

               (i)    Business Address:  1300 Williams Center Tower I
                                         One West Third Street
                                         Tulsa, Oklahoma  74103

               (ii) Present Principal Occupation: Mr. John Oxley is primarily engaged in the business of exploration, production and operation of oil and gas properties.

               (iii) Mr. John Oxley has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. John Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (v)    Citizenship:  U.S.A.

          (2)  Thomas E. Oxley
               ---------------

               (i)    Business Address:  1305 Williams Center Tower I
                                         One West Third Street
                                         Tulsa, Oklahoma  74103

               (ii) Present Principal Occupation: Mr. Thomas Oxley is an officer of Boca Polo, Inc. and a private investor.

               (iii) Mr. Thomas Oxley has not, during the last five years, been convicted in a criminal proceeding.

               (iv) Mr. Thomas Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (v)    Citizenship:  U.S.A.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 741113 10 4                                     PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------


     (c) Within the sixty days preceding the date of this Schedule 13D, there have been no transactions with respect to the Common Stock.

     (d)  N/A

     (e)  N/A

             Item 6. Contracts, Arrangements, Understandings or
             --------------------------------------------------
             Relationships with Respect to Securities of the Issuer
             ------------------------------------------------------

     None.

                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

     None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /s/ Charles C. Killin
                                     ---------------------------------------
                                           Charles C. Killin


Date:  March 22, 1999